Exhibit 17.1


May 6, 2002



John P. Gorst
Insynq, Inc.
1127 Broadway Plaza, Suite 10
Tacoma, WA  98402

RE: Resignation

Please consider this letter as notification of my resignation as Interim Chief Financial Officer for Insynq, Inc. effective June 30, 2002.

I appreciate the opportunity to work with you the last few years.

If I can be of any assistance in the future please contact me.




Best Regards,


/s/ Stephen C. Smith
Stephen C. Smith